Exhibit 12.1
Centene Corporation
Computation of ratio of earnings to fixed charges
($ in thousands)

	Three Months Ended	Year Ended December 31,
	03/31/14	2013	2012	2011	2010	2009
Earnings:
Pre-tax earnings from continuing operations	$67,735	$268,917	$122,792	$188,349	$154,282	$137,508
Addback:
Fixed charges	9,837	37,042	29,556	27,757	26,141	23,104
Subtract:
Non-controlling interest	636	(619)	13,154	2,855	(3,435)	(2,574)
Interest capitalized	—	—	—	—	(1,089)	(116)
Total earnings	$78,208	$305,340	$165,502	$218,961	$175,899	$157,922

Fixed Charges:
Interest expensed and capitalized	$7,023	$26,957	$20,460	$20,320	$19,081	$16,434
Interest component of rental payments (1)	2,814	10,085	9,096	7,437	7,060	6,670
Total fixed charges	$9,837	$37,042	$29,556	$27,757	$26,141	$23,104

Ratio of earnings to fixed charges	7.95	8.24	5.60	7.89	6.73	6.84

(1) Estimated at 33% of rental expense as a reasonable approximation of the interest factor.